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                                 DrugMax, Inc.
                          12505 Starkey Road, Suite A
                                Largo, FL 33773

                               October 30, 2001

VIA EDGAR and FACSIMILE 202-942-9533
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Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn.: Sherry Carper, Mail Stop 3-9

     Re: DrugMax, Inc. (f/k/a DrugMax.com, Inc.) Registration Statement on Form SB-2 (Registration No. 333-49102)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933 (the "Securities Act"), DrugMax, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form SB-2 (Registration No. 333-49102), originally filed on November 1, 2000, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was not declared effective. No shares of Common Stock were sold pursuant to the Registration Statement. The Company has determined not to proceed with the offering contemplated by the Registration Statement based upon a determination by the Company that it would not be in its best interests to proceed with the offering at this time.

     Please forward copies of the order withdrawing the Registration Statement to the undersigned at the address above and to Julio C. Esquivel, Esq., at Shumaker, Loop & Kendrick, LLP, 101 East Kennedy Boulevard, Suite 2800, Tampa, FL 33602.

     Please direct any questions regarding this request to my attention at (727) 533-0431.

                                        Very truly yours,

                                        DrugMax, Inc.

                                        /s/ William L. LaGamba
                                        ------------------------------------
                                        William L. LaGamba, President and
                                        Chief Operating Officer

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